SO
1-25-02



02005513

Kj 1/25/02

SECURI[TIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-47253 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

JAN 22 2002

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING September 30, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Securities of America, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Trunk Avenue
(No. and Street)

U.S. POST OFFICE DELAYED

| Hartville | OH | 44632 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry L. Cline 330-877-7710
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Stephens Apple
(Name — *if individual, state last, first, middle name*)

| 1540 West Market Street | Akron | OH | 44313 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 28 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Jerry L. Cline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Securities of America, Inc., as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

We have audited the accompanying balance sheets of Capital Securities of America, Inc. (an S-Corporation) as of September 30, 2001 and 2000, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Securities of America, Inc. as of September 30, 2001 and 2000, and changes in subordinated borrowings, the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.

*Moore Stephens Apple*

Akron, Ohio
November 7, 2001

## BALANCE SHEETS

| September 30, | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 292,949 | $ 479,225 |
| Investments | 176,885 | 262,153 |
| Commissions receivable | 10,846 | 11,505 |
| Notes receivable | 51,150 | 44,950 |
| Accounts receivable - other | 186,646 | 19,487 |
| Prepaid expenses | 27,516 | 22,716 |
| **Total current assets** | 745,992 | 840,036 |
| **PROPERTY AND EQUIPMENT** | | |
| Furniture and fixtures | 160,217 | 168,389 |
| Less accumulated depreciation | 121,562 | 114,560 |
| | 38,655 | 53,829 |
| **OTHER ASSETS** | | |
| Notes receivable | 33,899 | 49,049 |
| Deposit with clearing agent | 100,000 | 100,000 |
| Other deposits | 3,668 | 3,668 |
| **Total other assets** | 137,567 | 152,717 |
| | $ 922,214 | $ 1,046,582 |

The accompanying notes are an integral part of these statements.

# CAPITAL SECURITIES OF AMERICA, INC.

**Financial Statements**
**September 30, 2001 and 2000**

***TABLE OF CONTENTS***


| | Page |
|---|---|
| REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS | 2 |
| FINANCIAL STATEMENTS | |
| BALANCE SHEETS | 3 |
| STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS | 5 |
| STATEMENTS OF INCOME | 6 |
| STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY | 7 |
| STATEMENTS OF CASH FLOWS | 8 |
| NOTES TO THE FINANCIAL STATEMENTS | 9 |
| SUPPLEMENTARY INFORMATION | |
| INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION | 13 |
| COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION | 14 |
| RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART II OF FORM X-17A-5) | 15 |
| EXEMPTIVE PROVISION UNDER RULE 15c3-3 | 16 |
| INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a5 | 17 |

| | 2001 | 2000 |
|---|---|---|
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Commissions payable | $ 119,901 | $ 213,466 |
| Accounts payable | 163,507 | 21,837 |
| Accrued payroll taxes | 14,098 | 17,205 |
| Deferred revenue | 2,827 | 3,510 |
| Pension payable | 13,803 | 17,511 |
| **Total current liabilities** | 314,136 | 273,529 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock - authorized 750 shares of no par value; issued and outstanding 210.5 shares | 106,250 | 106,250 |
| Additional paid-in capital | 543,750 | 543,750 |
| Retained earnings (deficit) | (41,922) | 123,053 |
| **TOTAL STOCKHOLDERS' EQUITY** | 608,078 | 773,053 |
| | $ 922,214 | $ 1,046,582 |

## STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

| Year Ended September 30, | 2001 | 2000 |
|---|---|---|
| **Subordinated Borrowings - Beginning of year** | $ - | $ 90,000 |
| Increase (Decrease) | - | (90,000) |
| **Subordinated Borrowings - End of Year** | $ - | $ - |

The accompanying notes are an integral part of these statements.

## STATEMENTS OF INCOME

| Year Ended September 30, | 2001 | 2000 |
|---|---|---|
| **REVENUES** | | |
| Commissions earned | $ 3,609,723 | $ 5,803,170 |
| Miscellaneous income | 102,454 | 148,958 |
| Interest income | 34,458 | 40,870 |
| **Total revenue** | 3,746,635 | 5,992,998 |
| **OPERATING EXPENSES** | | |
| Commissions | 2,367,542 | 3,865,512 |
| Exchange and clearance fees | 403,036 | 598,825 |
| Employee compensation and benefits | 492,361 | 554,331 |
| Communications and data processing | 192,784 | 211,131 |
| Regulatory fees and expenses | 45,501 | 59,464 |
| Occupancy | 121,564 | 126,593 |
| Interest expense | - | 8,065 |
| Other expenses | 271,273 | 436,823 |
| **Total operating expenses** | 3,894,061 | 5,860,744 |
| **NET EARNINGS (LOSS)** | $ (147,426) | $ 132,254 |

The accompanying notes are an integral part of these statements.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| Year Ended September 30, | 2001 | 1999 |
|---|---|---|
| **Common stock - End of year** | **$ 106,250** | $ 106,250 |
| **Additional paid-in capital - end of year** | **$ 543,750** | $ 543,750 |
| **Retained earnings - beginning of year** | **$ 123,053** | $ 57,816 |
| Net income (loss) for the year | **(147,426)** | 132,254 |
| Distribution to stockholders | **(17,549)** | (67,017) |
| **Retained Earnings - End of year** | **$ (41,922)** | $ 123,053 |
| **Total Stockholders' Equity** | **$ 608,078** | $ 773,053 |

The accompanying notes are an integral part of these statements.

## STATEMENTS OF CASH FLOWS

| Year Ended September 30, | 2001 | 2000 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net Income (loss) | $ (147,426) | $ 132,254 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities | | |
| Depreciation and amortization | 15,174 | 42,523 |
| (Gain) Loss on disposal of assets | (8,172) | - |
| Changes in assets and liabilities that increase (decrease) cash flow from operations | | |
| Accounts receivable | (166,500) | (24,701) |
| Prepaid expenses | (4,800) | (9,061) |
| Commissions payable | (93,565) | (22,410) |
| Accounts payable | 141,668 | 5,163 |
| Pension payable | (3,708) | 9,328 |
| Accrued expenses | (3,107) | 224 |
| Deferred revenue | (683) | (2,680) |
| Total adjustments | (123,693) | (1,614) |
| **Net cash provided by (used in) operating activities** | (271,119) | 130,640 |
| **Cash flow from investing activities** | | |
| Additions to property and equipment | - | (27,688) |
| Loans to employees | (21,000) | (34,200) |
| Repayment of employee loans | 29,950 | 19,950 |
| Proceeds from sale of assets | 8,172 | - |
| **Net cash provided by (used in) investing activities** | 17,122 | (41,938) |
| **Cash flow from financing activities** | | |
| Distribution to stockholders | (17,549) | (67,017) |
| Payments on stockholders' notes payable | - | (90,000) |
| **Net cash used in financing activities** | (17,549) | (157,017) |
| Net decrease in cash | (271,546) | (68,315) |
| **Cash , beginning of year** | 741,378 | 809,693 |
| **Cash, end of year** | $ 469,832 | $ 741,378 |
| **Cash paid during the year for Interest expense** | $ - | $ 7,315 |

The accompanying notes are an integral part of these statements.

**September 30, 2001 and 2000**

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Capital Securities of America, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

1. *Business Activity*

The Company is a registered broker/dealer with the National Association of Securities Dealers, Inc. The Company clears all of its exchange listed and over the counter security transactions through Pershing, Inc. on a fully disclosed basis.

2. *Revenue and Cost Recognition*

The Company recognizes commission income and expenses on a settlement date basis.

3. *Property and Equipment*

Furniture and equipment is stated at cost, with depreciation recorded based on the accelerated methods over the useful life of the furniture and equipment, as allowed for income tax reporting purposes. Use of these methods do not differ materially from generally accepted accounting principles.

4. *Organization Costs*

Organization costs are capitalized and are being amortized on the straight-line method over five years.

5. *Income Taxes — Subchapter S Corporation*

The Company, with consent of its stockholders, has elected under Subchapter S of the Internal Revenue Code to be treated substantially as a partnership, instead of a corporation, for income tax purposes. As a result, the stockholders will report their shares of corporate federal taxable income on their individual tax returns. Accordingly, no provision is made for federal income taxes in the financial statements of the Company.

**September 30, 2001 and 2000**

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. *Accounts Receivable*

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

7. *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - CASH DEPOSITS

The Company is required to maintain on deposit with Pershing, Inc. $100,000 for the purpose of protecting Pershing, Inc. from any losses in regard to the clearing of security transactions on behalf of the Company's customers. This amount is required to be left on deposit as long as the Company clears security transactions through Pershing, Inc.

NOTE C - FINANCIAL INSTRUMENTS - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Hartville, Ohio. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

NOTE D - PENSION PLAN

Effective April 15, 1996, the Company adopted a SARSEP plan. The plan covers full-time employees who have reached the age of 21 and have completed one year of service. The Company is required to match the employee's contribution on a dollar for dollar basis up to 3% of eligible compensation. The Company made contributions of $19,587 and $15,606 to the plan during the years ended September 30, 2001 and 2000, respectively.

**September 30, 2001 and 2000**

## NOTE E - LEASES AND RELATED PARTY TRANSACTIONS

The Company is obligated under operating leases for various office equipment and quotational services for periods of one to three years.

Total rent expense under these operating leases amounted to $4,062 for the years ended September 30, 2001 and 2000.

The Company leases four office locations under operating lease agreements. Two of these leases are with related parties, both of which are year to year leases and require monthly payments of $2,000 each.

The other leases require monthly payments of $3,667 and $1,200 respectively. The first lease expires in November 2002 and the other lease is month to month.

Total rent expense for office space amounted to $110,080 and $118,805 for the years ended September 30, 2001 and 2000, respectively.

## NOTE F - STOCKHOLDER STOCK REDEMPTION

The stockholders are all party to a stock redemption agreement which limits the stockholders' ability to transfer their shares to someone outside the Company. Although, the Company is not required to repurchase any outstanding shares, it does have a right of first refusal under the agreement.

## NOTE G - NOTES RECEIVABLE - EMPLOYEES

The Company entered into loan agreements with employees during the years ended September 30, 2001 and 2000. These loan agreements range from three to five years and included interest from 7% to 9% per annum. The principal and interest are to be forgiven over the life of the loans as long as the employees remain with the Company. The amount of principal to be forgiven or repaid over the next three years are as follows:

| Year | Amount |
|---|---|
| 2002 | 51,150 |
| 2003 | 16,950 |
| 2004 | 16,949 |
| | $ 85,049 |

**September 30, 2001 and 2000**

NOTE H - COMMITMENTS AND CONTINGENCIES

In accordance with Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $100,000 or $6^{2/3}$% of its aggregate indebtedness as defined by Rule 15c3-1. The Company was in compliance with this rule at September 30, 2001 and 2000.

# SUPPLEMENTARY INFORMATION

## Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

We have audited the financial statements of Capital Securities of America, Inc. for the years ended September 30, 2001 and 2000, and have issued our report thereon dated November 7, 2001. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Moore Stephens Apple*

Akron, Ohio
November 7, 2001

## CAPITAL SECURITIES OF AMERICA, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## September 30, 2001

| | |
|---|---|
| NET CAPITAL: | |
| Total Stockholders' Equity | $ 608,078 |
| Deduct: | |
| Stockholders' equity not allowable for net capital | -0- |
| Total stockholders' equity qualified for net capital | 608,078 |
| Add: | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | -0- |
| Other (deductions) or allowable credits | -0- |
| Total capital and allowable subordinated liabilities | 608,078 |
| Deductions and/or charges: | |
| Non-allowable assets | |
| Rebates receivable | 10,846 |
| Prepaid expenses | 27,516 |
| Furniture and equipment, net | 38,655 |
| Accounts and Notes receivable | 271,695 |
| Deposits | 3,668 |
| | 352,380 |
| Net Capital before haircuts | $ 254,310 |
| Haircuts on Securities | |
| Debt and other securities | 17,689 |
| Net Capital | $ 236,621 |
| Aggregate Indebtedness | $ 314,136 |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required | $ 20,942 |
| Minimum dollar net capital requirement | $ 100,000 |
| Net capital requirement (greater of above) | $ 100,000 |
| Excess net capital | $ 136,621 |
| Excess net capital at 1000% | $ 205,207 |
| Ratio of aggregate indebtedness to net capital | 1.33 to 1 |

**CAPITAL SECURITIES OF AMERICA, INC.**
**RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL**
**(INCLUDED IN PART II OF FORM X-17A-5)**
**September 30, 2001**

| | |
|---|---|
| Net capital, as reported in Company's Part II (Unaudited) | |
| Focus report | $ 239,036 |
| Net audit adjustments | (2,415) |
| Net capital, per audited statement | $ 236,621 |

**CAPITAL SECURITIES OF AMERICA, INC.**
**EXEMPTIVE PROVISION UNDER RULE 15c3-3**
**September 30, 2001**

An exemption from Rule 15c3-3 is claimed as the broker/dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirement Under Rule 15c3-3" are inapplicable.

**Independent Auditors' Report on Internal Control**
**Required by SEC Rule 17a-5**

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

In planning and performing our audit of the financial statements of Capital Securities of America, Inc. for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Capital Securities of America, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Security Dealers, the securities division of the states in which the Company is registered, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

*Moore Stephens Apple*

Akron, Ohio
November 7, 2001